Exhibit 99.2

Other than information relating to Ellomay Luzon Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), the disclosures contained herein concerning Dorad Energy Ltd. (“Dorad”) and the power plant owned by Dorad (the “Dorad Power Plant”) are based on information received from Dorad. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

All reference herein to the “2022 Annual Disclosure” are to the immediate report provided to the holders of Company’s Series E Secured Debenture, submitted to the Israel Securities Authority on March 29, 2023 (filing number 2023-02-034863). Unless otherwise noted, defined terms used herein shall have the same meaning as set forth in the 2022 Annual Disclosure.

See Section 1.1 under the heading “Investment and Acquisition of Shares in Dori Energy” for disclosure concerning changes implemented in January 2023 to the shareholders’ loans provided to Ellomay Luzon Energy.

With reference to Section 1.11.3 of the 2022 Annual Disclosure in connection with Dorad’s agreement with Alon Energy Centers LP, or Alon Gat - On January 8, 2023, Alon Gat informed Dorad of the termination of the agreement, effective March 31, 2023.

With reference to Section 1.13 of the 2022 Annual Disclosure under the heading “Dorad Credit Rating” - On April 4, 2023, Dorad received an update of its debt rating forecast to ilAA-/Negative. This update did not have an effect on the interest rate of Dorad’s credit facility.

With reference to Section 1.5.2 of the 2022 Annual Disclosure under the heading “tariffs and Payments” - Effective January 1, 2023 the changes to the clusters of demand hours pursuant to the resolution of the Israeli Electricity Authority from August 2022 entered into force. These changes mainly included an elimination of the “high” cluster and shifts in “peak” hours in some seasons from noon to evening hours and an expansion of the number of months in the summer season to 4 months (June – September instead of July and August). Dorad is examining the financial impact of the decision on its expected results.

On December 26, 2022, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC,” which provided for a decrease in the average production component of approximately 0.7% from January 1, 2023 through the end of 2023. On January 26, 2023, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC,” which provided for a decrease in the average production component of approximately 1.2% from February 1, 2023 through the end of 2023. On March 27, 2023, the Israeli Electricity Authority published a decision regarding “Ongoing Update to Electricity Rates for Customers of IEC,” which provided for a decrease in the average production component of approximately 1.4% from April 1, 2023, which will remain in effect through the end of 2023.

With reference to Sections 1.5.2 and 1.16 of the 2022 Annual Disclosure under the heading “Consumption Plans and Deviations” - On April 10, 2023, the court decided to reject the request submitted by the IEC to send a third-party notice to Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers.

With reference to Section 1.6 of the 2022 Annual Disclosure under the heading “Power Plant Malfunctions” - Following Dorad’s delivery of a demand to its maintenance contractor in connection with damaged components of the gas turbine that are not covered by Dorad’s insurance in the amount of approximately $4.6 million, on February 27, 2023, Dorad decided to activate the arbitration mechanism included in its operation and maintenance agreement. On May 1, 2023, a preliminary hearing was held with the agreed arbitrator and meeting dates were scheduled for early 2024.

With reference to Section 1.6 of the 2022 Annual Disclosure under the heading “Potential Expansion of the Dorad Power Plant (“Dorad 2”)” - On May 28, 2023, the Israeli Government approved the national infrastructures plan (TT”L 11/b) which governs, among other issues, the expansion of the power plant owned by Doard by approximately 650 MW in a combined cycle technology, resulting in aggregate capacity of approximately 1,500 MW. This plan also enables adding batteries with a capacity of approximately 80 MW. The Company expects that the expansion of the power plant will increase the revenues and income of Dorad. The terms of the approval have not been published yet and the approval may be subject to prerequisites and other conditions. The expansion has not yet been approved by Dorad and its approval and construction are subject to various conditions, including, among others, receipt of corporate and other approvals and permits, obtaining financing, receipt of licenses from the Israeli Electricity Authority, regulatory changes and market terms and condition, all of which are not within the control of the Company. The abovementioned estimation in connection with Dorad 2, constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad and the Company as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, the factors set forth in this paragraph and other risk factors listed in Section 1.17 of the 2022 Annual Disclosure.

With reference to Section 1.9 of the 2022 Annual Disclosure under the heading “Municipal Tax Assessment” - During the first quarter of 2023, the objection submitted by Dorad in connection with the municipal tax assessment it received was rejected by the Director of Property Taxes and an appeal was filed with the Appeals Committee for Property Tax Affairs.